January 26, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Common Shares of Beneficial Interest, $0.01 par value per share, of Amplify Alternative Harvest ETF a series of Amplify ETF Trust, under the Exchange Act of 1934.

Sincerely,

